EXHIBIT 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Allergan, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Allergan, Inc. of our report dated June 20, 2003, with respect to the statement of net assets available for benefits of the Allergan, Inc. Savings and Investment Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2003 Annual Report on Form 11-K for the Allergan, Inc. Savings and Investment Plan and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Costa Mesa, California
August 3, 2004